March 30, 2001




Office of Public Utility Regulations
Washington, D.C.  10001

RE:  QUESTAR REGULATED SERVICES' REPORT U-3A-2

Dear Sir:

Please withdraw Questar Regulated Services' U-3A-2 report filed on March 1, 2001. The accession number was 0001029564-01-000002. I understand that the body of the report did not match the CIK and CCC identifying numbers that accompanied the report. Questar Regulated Services will submit a replacement today. If you have further instructions or questions, you can contact Mike Demas at www.miked@questar.com or phone number (801) 324-5815.

                                   Sincerely,

                                   /s/ S E Parks
                                       S E Parks
                                       Sr. Vice President, treasurer, CFO